PATRICK J. OTTENSMEYER	PHONE: (816) 983-1876
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER EMAIL:	POttensmeyer@KCSouthern.com
January 11, 2008
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: Kansas City Southern de Mexico, S.A. de C.V.
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File No. 333-08322
Dear Ms. Cvrkel:
We respectfully submit the following responses to the comments in your letter dated January 3, 2008 (which have been reproduced in the body of our response in italics).
Form 10-K for the year ended December 31, 2006
Statements of Changes in Stockholders’ Equity, page 29
1.	We have reviewed your response to our prior comment number 5 in which you explain why the $254,338 reflected in the consolidated statement of stockholders’ equity for 2005 and described as “push down of additional basis from acquisition by shareholders” does not agree to the excess of the purchase price over the historical book value of assets of approximately $199.6 million as disclosed in Note 5. As your response indicates that this difference is due to subsequent purchase price adjustments resulting from the settlement arrangements with the Mexican government, please revise future filings to discuss the nature and amounts of the purchase price adjustments resulting from the settlement agreements with the Mexican government. Refer to the disclosure requirements outlined in paragraph 51h of SFAS No. 141.
In future filings, KCSM will include more detail of the nature and amounts of the purchase price adjustments resulting from the settlement arrangements with the Mexican government in accordance with paragraph 51h of SFAS No. 141.

Form 10-Q for the quarter ended September 30, 2007.
Note 2, Settlement Agreement
2.	We note from your response to our prior comment 8 that the settlement agreement represents primarily a change in the final purchase price as the liabilities were settled at amounts less than the amount originally recorded in the purchase price allocation. In light of the fact that your response indicates these liabilities represent certain post-closing contingencies and tax liabilities, please explain to us the nature of the tax liabilities and explain to us why you believe it was appropriate to record the $19.7 million adjustment to the purchase accounting assets rather than to current income. We believe that because the acquisition occurred more than one year prior to the time of the settlement, if the $19.7 million adjustment related to non-income tax liabilities, it should be reflected in income. Please revise accordingly or tell us why you believe your accounting is appropriate. Refer to the guidance outlined in paragraphs 40 and 41 of SFAS No. 141 and appendix F of SFAS No.141.
The tax liability was established in accordance with the acquisition agreement (“Agreement”) as a contingent payment for uncertainties related to the tax basis of assets acquired that would ultimately be agreed to by the Mexico taxing authority. This liability was originally due in 2010; however, the Company chose to pay the tax liability in full upon this settlement while it was finalizing economic ties with TMM.
The indemnity liability was established in accordance with the Agreement as a potential reduction to the purchase price and was subject to indemnification provisions of the Agreement for certain potential losses related to inaccurate representations and warranties, or breaches of covenants in the Agreement or claims relating thereto. The Company negotiated the final payment of the purchase price in conjunction with the indemnity liability with TMM. As a result of the inaccuracies subsequently identified in the balance sheet, which was used as the basis for the settlement of the purchase price and indemnity provision, the Company supported that certain balance sheet assets and liabilities that were acquired were not the assets and liabilities that were included in the balance sheet. The Company recorded the related change in assets and liabilities as part of the purchase price. We believe that, based upon all the facts and circumstances, there is a clear and direct link to the purchase price and that, although the settlement agreement was entered into subsequent to the usual one year allocation period, the recording of the indemnity settlement was properly accounted for as an adjustment to the purchase price in the third quarter of fiscal 2007. In summary, we believe the ultimate settlement of the liability at less than the amount originally recorded was clearly and directly related to the Company’s determination of the fair values of the assets and liabilities during the allocation period.
If you would like to discuss any of these items further or need additional information, please feel free to call me at (816) 983-1876.

Sincerely,
/s/ Patrick J. Ottensmeyer
Cc: Michael K. Borrows -- Senior Vice President and Chief Accounting Officer